March 23, 2017

Dear fellow Wells Fargo shareholder:

SumOfUs and As You Sow, institutional shareholders of Wells Fargo, urge you to vote FOR Item 10 at the annual meeting of Wells Fargo shareholders on April 25, 2017[i].

Item 10 calls on Wells Fargo to adopt a policy regarding the rights of indigenous peoples which includes respect for the free, prior and informed consent of indigenous communities affected by Wells Fargo’s financing. Free prior and informed consent is widely recognized as a key element of respecting indigenous communities’ right to participate in decisions regarding their land and natural resources, as illustrated by the United Nations Declaration on the Rights of Indigenous Peoples[ii] and the International Finance Corporation’s Sustainability Framework.[iii]

Adoption of the requested policy changes will protect and enhance the company’s value. There is increasing recognition that company risks related to the violations of the rights of indigenous peoples, such as reputational damage, project delays and disruptions, and litigation, can adversely affect shareholder value.

Since we submitted this proposal in November 2016, Well Fargo’s role as a lender to the Dakota Access Pipeline (DAPL) has resulted in:

●	Loss of an estimated $3 billion in deposits and other banking business from the City of Seattle[iv];
●	Decisions by the California cities of Santa Monica and Davis to cease doing business with Wells Fargo and to withdraw deposits of over $1 billion[v];
●	Passage of a resolution by the San Francisco Board of Supervisors directing the city treasurer to screen out Wells Fargo and other DAPL lenders from current and prospective city investments;
●	Over 2,000 news stories regarding protests at branches of Wells Fargo[vi];
●	Closing of over 1,600 retail accounts as reported to DefundDAPL.org; and
●	Public pressure for other large institutional clients such as the CalPERS and the cities of New York, Bellingham, Raleigh, Albuquerque, and Portland to cease doing business with Wells Fargo.

Rather than adopting a policy with the characteristics described in the proposal in response to the DAPL debacle, Wells Fargo has instead published an “Indigenous Peoples Statement” on its website.[vii] The “Statement” is a rehash of philanthropic activities and quotes from other existing policies. Furthermore, the “Statement” uses the term "consultation" instead of "consent."  Free, prior and informed consent - which is what the proposal asks for - is quite different from consultation.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

That Wells Fargo’s current policies are inadequate to protect the company was publicly acknowledged when Tim Sloan, Wells Fargo’s CEO, summed up the situation on February 8, 2017, after the City of Seattle voted to pull its business from Wells Fargo. He stated, “That credit facility [DAPL loan] was properly vetted and independently reviewed within Wells Fargo. We thought it made sense.[viii]"

In our view, a consumer business trying to rebuild its brand after a high-profile negative event like Wells Fargo’s recent fraudulent accounts scandal can ill afford the reputational damage that Wells Fargo is sustaining as a result of the bank’s lack of an effective, integrated approach to evaluating the funding of companies and projects that impact indigenous peoples. Banks rely on public trust to grow, and shareholders should be concerned that the company’s current policies are inadequate to prevent another damaging scenario from unfolding.

Adoption of the proposed policies will not only help Wells Fargo improve its reputation now, but will also help our company anticipate and mitigate risk in similar future lending activities.

By voting FOR Item 10, Wells Fargo shareholders can encourage the company to more proactively and effectively integrate an assessment of impact on the rights of indigenous peoples, and the risks to Wells Fargo’s reputation, into the evaluation of future financing decisions. We urge you to vote FOR Item 10.

Sincerely,
Lisa Lindsley	Danielle Fugere
lisa@sumofus.org	dfugere@asyousow.org

i Wells Fargo 2017 proxy statement, page 96, available at https://www.sec.gov/Archives/edgar/data/72971/000119312517083591/d305364ddef14a.htm#toc305364_70

ii UN Declaration on the Rights of Indigenous Peoples, Article 32.2, available at http://www.un.org/esa/socdev/unpfii/documents/DRIPS_en.pdf

iii International Finance Corporation, “Policy on Environmental and Social Sustainability,” Performance Standard 1, paragraph 32; Performance Standard 7, paragraphs 11-17 (2012) available at http://www.ifc.org/wps/wcm/connect/9959ce0049800a91ab32fb336b93d75f/Updated_IFC_SustainabilityFrameworkCompounded_August1-2011.pdf?MOD=AJPERES).

iv “Post-truth reputational risk: the Wells Fargo saga,” Melodie Michel, Global Trade Review, March 16, 2017. See http://www.gtreview.com/news/americas/reputational-risk-in-the-time-of-post-truth-the-wells-fargo-example/

v “These Cities are Divesting from the Banks that Support the Dakota Access Pipeline,” Jimmy Tobias, The Nation, March 20, 2017. Available at https://www.thenation.com/article/these-cities-are-divesting-from-the-banks-that-support-the-dakota-access-pipeline/

vi Google search of news performed March 23, 2017 using the phrase “Wells Fargo” and the terms “protest,” “branch,” and “pipeline.”

vii “Indigenous Peoples Statement,” available at https://www.wellsfargo.com/about/corporate-responsibility/indigenous-peoples-statement/

viii “Seattle to cut ties with Wells Fargo over Dakota Access pipeline,” Matt Egan, CNN Money, February 8, 2017. See http://money.cnn.com/2017/02/08/investing/seattle-wells-fargo-dakota-access-pipeline/

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.